CERTIFICATE OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
COCONNECT, INC.
A Nevada Corporation

COCONNECT, INC., a Nevada corporation (the “Corporation”) organized and existing under and by virtue of the provisions of the Nevada Revised Statutes of the State of Nevada (the “NRS”) DOES HEREBY CERTIFY:

Pursuant to the NRS, the Board of Directors of the Corporation hereby files this Certificate of Amendment to the Articles of Incorporation (the “Certificate”) and amends Article Three as follows:

RESOLVED, that the Articles of Incorporation of this corporation be amended as follows:

ARTICLE THREE. [CAPITAL STOCK].

3.1           Authorized Capital Stock.  The aggregate number of shares which this Corporation shall have authority to issue is Five Billion (5,000,000,000) shares, consisting of (a) Four Billion Nine Hundred and Ninety Nine Million (4,999,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”) and (b) One Million (1,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), issuable in one or more series as hereinafter provided. A description of the classes of shares and a statement of the number of shares in each class and the relative rights, voting power, and preferences granted to, and restrictions imposed upon, the shares of each class are as follows:

3.2           Common Stock. Each outstanding share of Common Stock of the Corporation shall be entitled to one vote and each fractional share of Common Stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of the shareholders.  A majority of all shares of stock, both Common Stock and Preferred Stock, entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. Except as otherwise provided by these Articles of Incorporation or the NRS, if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Cumulative voting shall not be allowed in the election of directors of the Corporation.

3.3           Preferred Stock. Shares of Preferred Stock may be issued in any number of series from time to time by the Board of Directors, subject to the rights of any holders of Preferred Stock as described herein, and the Board of Directors, pursuant to the Corporation’s Articles of Incorporation and Bylaws, is expressly authorized to fix by resolution or resolutions the designations and the voting powers, preferences, rights and qualifications, limitations or restrictions thereof, of the shares of each series of Preferred Stock. The voting powers, designations, preferences, and relative, participating, optional, or other rights, if any, and the qualifications, limitations, or restrictions, if any, of the preferred stock, in one or more series, shall be as follows:

A.           Series A Preferred Stock. The Corporation is authorized to issue up to One Million (1,000,000) shares of Preferred Stock. One Hundred Thousand (100,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated “Series A Preferred Stock” with the following rights, preferences, privileges and restrictions, qualifications and limitations.

1.           Voting Rights.  The holders of the Series A Preferred Stock (the “Series A Holders”), shall be entitled to notice of any stockholders’ meeting and to vote as a single class upon any matter submitted to the stockholders for a vote as follows: the Series A Holder shall have such number of votes as is determined by multiplying (a) the number of shares of Series A Preferred Stock held by such holder, (b) the number of issued and outstanding shares of the Corporation’s Series A Preferred Stock, any other series of Preferred Stock and Common Stock on a Fully-Diluted Basis1 as of the record date for the vote, or, if no such record date is established, as of the date such vote is taken or any written consent of stockholders is solicited, and (c) 0.00001. Such voting calculation is hereby authorized by the Corporation and the Corporation acknowledges such calculation may result in the total number of possible votes cast by the Series A Holders and all other classes of the Corporation’s stock in any given voting matter exceeding the total aggregate number of shares which this Corporation shall have authority to issue.

2.          Liquidation Rights.

a.           Liquidation.  In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the assets of the Corporation available for distribution to its stockholders shall be distributed as follows:

i.           The Series A Holders shall be entitled to receive, prior to the holders of all other series of Preferred Stock and Common stock and prior and in preference to any distribution of the assets or surplus funds of the Corporation to the holders of any other shares of stock of the corporation by reason of their ownership of such stock, an amount equal to $1.25 per share.

ii.           If upon occurrence of a Liquidation the assets and funds thus distributed among the Series A Holders shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the Series A Holders ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

iii.           After payment of the full amounts to the Series A Holders as set forth herein, any remaining assets of the Corporation shall be distributed pro rata to the holders of any other Preferred Stock and then Common Stock (in the case of the Preferred Stock, on an “as converted” basis into Common Stock).

For purposes of this Section , and unless a majority of the Series A Holders affirmatively vote or agree by written consent to the contrary, a Liquidation shall be deemed to include: (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) and; (ii) a sale of all or substantially all of the assets of the Corporation, unless the Corporation’s stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporation’s acquisition or sale or otherwise) hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity. If any of the assets of the Corporation are to be distributed other than in cash under this Section, then the Board of Directors of the Corporation shall promptly engage independent competent appraisers to determine the value of the assets to be distributed to the holders of Preferred Stock or Common Stock. The Corporation shall, upon receipt of such appraiser’s valuation, give prompt written notice to each holder of shares of Preferred Stock or Common Stock of the appraiser’s valuation.

3.           Series A Protective Provisions.   In addition to any other rights provided by law, at any time any shares of Series A Preferred Stock are outstanding, as a legal party in interest, the Corporation, through action directly initiated by the Corporation’s Board of Directors or indirectly initiated by the Corporation’s Board of Directors through judicial action or process, including any action by common shareholders, shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, take any of the following actions without first obtaining the affirmative written consent of 100% of the Series A Holders:

a.           provide any Series A Holder or its agents or counsel with any information that the Borrower believes constitutes material non-public information, unless prior thereto such Series A Holder shall have, initially and separate from the content of such material non-public information, executed a written agreement regarding the confidentiality and use of such information.  In the event such information is disclosed to a Series A Holder, the Corporation shall publicly disclose such information in a Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) within four days of the disclosure of such information;

b.           amend, alter or repeal any provision of the Articles of Incorporation, this Certificate or Bylaws of the Corporation;

c.           alter the Corporation’s capital structure in any way, including but not limited to, a reverse or forward split of its Common Stock or increase or decrease in the total number of shares authorized in the Corporation’s treasury;

d.           declare or pay any dividends or make any distributions to any holder(s) of Common Stock or other equity security of the Corporation or purchase or otherwise acquire for value, directly or indirectly, any Common Stock or other equity security of the Corporation;

e.           sell, transfer or otherwise dispose of any properties, assets and rights including, without limitation, its intellectual property;

f.           issue any additional securities, including any class of common or preferred shares;

g.           issue any debt instrument or any other securities (or otherwise enter into agreements to issue any securities including the issuance of any form of option agreement, issuance of options or warrants);

h.           alter either the number of seats available on the Board of Directors or the membership of the Board of Directors as of the date of this Certificate, either through action by the Board of Directors itself or shareholder consent; or

i.           initiate any action with a regulatory, governmental, administrative, judicial entity or individual in an attempt to abrogate or diminish in any way the rights, preferences and privileges of these Series A Preferred Stock.

4.           Transfer Agent.  The Corporation’s current transfer agent is Action Stock Transfer Corporation. So long as any shares of Series A Preferred Stock remain outstanding, the Corporation shall not change transfer agents without the express written consent of 100% of the Series A Holders..

5.           Re-issuance.  No share or shares of Series A Preferred Stock acquired by the Corporation by reason of conversion, redemption or otherwise shall be reissued as Series A Preferred Stock, and all such shares thereafter shall be returned to the Corporation’s treasury under the status of undesignated and un-issued shares of Preferred Stock of the Corporation.

6.           Notices. Unless otherwise specified in the Corporation’s Certificate of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to it as its principal executive offices, and if to any holder of Series A Preferred Stock, shall be delivered to it at its address as it appears on the stock books of the Corporation.

7.           Transfer Agent Notice.   The Corporation shall immediately, upon filing of this Certificate of Amendment, provide its transfer agent with copies of this Certificate of Amendment and notify its transfer agent of all rights, conditions, terms and requirements hereunder. In the event the Corporation changes transfer agents following the filing of this Certificate of Amendment, any new transfer agent shall immediately receive copies of these Articles and be notified of all rights, conditions, terms and requirements hereunder.

8.           Severability.  If any word, phrase, provision or clause of this Certificate is deemed to be invalid, illegal, or unenforceable, only specific content shall be deemed stricken from this Certificate and all remaining language, content, rights, restrictions and privileges of this Certificate shall remain in effect.  If any word, phrase, provision or clause of this Certificate is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

*     *     *

 IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Articles of Incorporation of CoConnect, Inc. on March 15, 2010.

COCONNECT, INC.
By: Brad M. Bingham Its: President

1          “Fully-Diluted Basis” shall mean the total number of issued and outstanding shares of Common Stock calculated to include the shares of Common Stock issuable upon exercise and/or conversion of all of the following outstanding: (a) securities convertible into or exchangeable for Common Stock, whether or not then convertible or exchangeable (collectively, “Convertible Securities”), (b) subscriptions, rights, options and warrants to purchase shares of Common Stock, whether or not then exercisable (collectively, “Options”), and (c) securities convertible into or exchangeable or exercisable for Options or Convertible Securities and any such underlying Options and/or Convertible Securities.